Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, June 30th, 2026.

To: Comisión Nacional de Valores (National Securities Commission)

Ref.: Notice of Material Event –dividends payments schedule.

To whom it may concern,

We are writing in order to inform you that, as of today's date, the Board of Directors of Grupo Financiero Galicia S.A.(“the Company”), in compliance with the resolutions approved by the Ordinary Shareholders' Meeting held on April 28, 2026, has resolved to make available to the shareholders a total cash dividend amount of $39,999,772,000.-, payable in 3 (three) equal and consecutive installments of $13,333,257,333.33.- each, to be paid in accordance with the following schedule: (i) the first installment between July 1 and July 15, 2026; (ii) the second installment between August 1 and August 15, 2026; and (iii) the third installment between September 1 and September 15, 2026, or on such later dates as may result from the application of the regulations governing the jurisdictions where the Company's shares are listed. The corresponding payment notices for each installment will be informed timely.
Yours faithfully,

A. Enrique Pedemonte Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183